EXHIBIT 3.220

SHANNON-POCAHONTAS MINING COMPANY

AMENDED AND RESTATED PARTNERSHIP AGREEMENT

THIS AMENDED AND RESTATED PARTNERSHIP AGREEMENT (the “Amended Partnership Agreement”), dated as of the first day of July, 1986, by and between SHANNON-POCAHONTAS COAL CORPORATION, a West Virginia corporation (“SP Coal”), and VAICO, INC., a West Virginia corporation (“VAICO”), provides:

Shannon-Pocahontas Mining Company (hereinafter referred to as the “Partnership” or “SP Mining”) was formed as a general partnership under the Uniform Partnership Act of the State of West Virginia pursuant to a Partnership Agreement (the “Original Partnership Agreement”) dated as of August 1, 1981, by and between SP Coal (formerly named Shannon-Pocahontas Mining Company) and VAICO, which corporations are sometimes hereinafter referred to collectively as the “Partners” and individually as “Partner”. Since the date of the Original Partnership Agreement, SP Mining has temporarily interrupted coal mining operations.

As of July 1, 1986, A. T. Massey Coal Company, Inc., a Virginia corporation (“Massey”), SP Coal, Wyomac Coal Company, Inc., a West Virginia corporation (“Wyomac” or the “Operator”), Royalty Smokeless Coal Company, a West Virginia corporation (“Royalty”, and together with SP Coal, Massey and Wyomac, the “Massey Companies”), Voest-Alpine International Corp., a New York corporation (“Voest”), VAICO, and the Partnership have entered into an agreement providing for certain transactions (the “Agreement”). All terms used herein and not otherwise defined shall have the same meaning as in the Agreement.

The Agreement provides, among other things, for SP Coal’s agreement to be responsible for the payment of 100% of (i) the Massey Liability, (ii) the Closing Date Other Liabilities, (iii) the Other Assets Liabilities, and (iv) and the Closing Date MPPAA Liability. The Agreement provides for the parties’ execution of an amendment to the Original Partnership Agreement that provides for certain allocations among the Partners.

The purpose of this Amended Partnership Agreement is to amend and restate the Original Partnership Agreement in its entirety, in connection with the transactions contemplated by the Agreement, certain transactions related thereto and the temporary interruption of SP Mining’s coal mining operations.

NOW, THEREFORE, for and in consideration of the mutual promises of each to the other contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree to amend and restate in its entirety the Original Partnership Agreement to read as follows:

1. NAME AND PRINCIPAL PLACE OF BUSINESS. The Partnership is called “Shannon-Pocahontas Mining Company.”

The principal place of business of the Partnership shall be at Caples, McDowell County, West Virginia.

2. DURATION OF PARTNERSHIP. The Partnership shall continue in full force and effect until December 31, 2032, unless sooner terminated as hereinafter set forth, or as otherwise provided by law.

3. PURPOSES AND SCOPE OF PARTNERSHIP BUSINESS. The Partners have contributed certain leases and surface tracts (the “Subject Tracts”) and certain contracts and assets described in Exhibits A, B, C, and D to the Original Partnership Agreement.

The Partnership shall enter into the transactions contemplated by the Agreement including an Amended and Restated Operating, Sales and Stock Transfer Agreement with Massey, Voest, Royalty and the Operator, which is sometimes herein referred to as the Amended and Restated Operating Agreement. Thereafter the Partnership may prospect for and mine or produce coal with respect to the Subject Tracts then leased, subleased or owned by the Partnership and which have not been leased or subleased to a third party (the “Current Tracts”), produce, process, sell, handle and deal in the marketing of such coal pursuant to the Amended and Restated Operating Agreement, lease tangible personal property, and generally do all acts necessary, incident or related to the foregoing purposes, subject to the terms and conditions in Section 17. The Partnership shall engage in no other business, except by unanimous approval of the Management Committee.

4. CAPITAL CONTRIBUTIONS OF PARTNERS; CALLS FOR CAPITAL.

A. As of the date of the Original Partnership Agreement, the Partners made the following initial contributions to the capital of the Partnership, in cash:

SP Coal. . . . . . . .$800,000; and

VAICO. . . . . . . .$200,000.

B. SP Coal, as its additional contribution to the capital of the Partnership, executed and delivered to the Partnership the Lease Assignment, Deed, General Assignment and Bill of Sale attached to the Original Partnership Agreement as Exhibits A, B, C and D.

C. VAICO, as its additional contribution to the capital of the Partnership, executed and delivered to the Partnership the Lease Assignment, Deed, General Assignment and Bill of Sale attached to the Original Partnership Agreement as Exhibits A, B, C and D.

D. The Partnership has accepted the contributions to its capital pursuant to Paragraphs B and C above by executing such Lease Assignment, Deed, General Assignment and Bill of Sale and delivering copies to the Partners. The parties agree that the total fair market value of the assets contributed to the Partnership in accordance with such Paragraphs B and C is $70 million.

E. As to the assets contributed to the capital of the Partnership by SP Coal and VAICO on formation of the Partnership in accordance with Paragraphs B, C and D above, and any subsequent contributions to the capital of the Partnership made by the Partners on or before March 31, 1984, if the contributed property has an adjusted basis to the contributing Partner which is more or less than the fair market value at which it is accepted by the Partnership at the time of contribution, then, solely for the purpose of computing the taxable income or loss of the Partnership and the distributive share therein of each Partner, depreciation, depletion, or gain or loss with respect to such contributed property shall be computed in accordance with Section 704(c)(3) of the Internal Revenue Code of 1954, as amended, prior to amendment by the Tax Reform Act of 1984, if such Section is applicable. If it is not, or in the case of property contributed to the Partnership after March 31, 1984, such taxable income or loss, depreciation, depletion or gain or loss shall be shared among the Partners so as to take account of the variation between the basis of the property to the Partnership and its fair market value at the time of its contribution. Except where otherwise expressly indicated, references herein to the “Code” shall mean the Internal Revenue Code of 1954, as amended, and references to any particular provisions of the Code shall be deemed to refer to succeeding provisions thereof. In the case of property contributed to the Partnership on or before March 31, 1984, the Partners intend by this Paragraph E to take advantage of Section 704(c)(2) of the Code (prior to amendment by the Tax Reform Act of 1984) without providing for an allocation contrary to the tax allocation prescribed by Section 704(c)(3) of the Code. In the case of property contributed to the Partnership on or before March 31, 1984, computations for income tax purposes with respect to such contributed property shall be made in accordance with the regulations issued under Sections 704(c)(2) and 704(c)(3), as the case may be. In the case of property contributed to the Partnership after March 31, 1984, the Partners intend to make tax computations in accordance with the regulations issued under Section 704(c)(2) to the extent not inconsistent with any temporary or final regulations issued under Section 704(c) (as amended by the Tax Reform Act of 1984). Notwithstanding the foregoing provisions of this Paragraph E, for the purpose of determining the interest of each Partner in the capital and earnings of the Partnership, the fair market value at which any such contributed property is accepted by the Partnership shall be used for computing depreciation, depletion, or gain or loss with respect to such contributed property.

F. An individual capital account shall continue to be maintained for each Partner, including any additional or substituted Partner who shall hereinafter receive an interest in the Partnership, subject to the restrictions hereinafter set forth. No interest shall be paid or accrued on any such capital account. The original capital account established for each such substituted Partner shall be in the same amount as, and shall replace, the capital account of the Partner which such substituted Partner succeeds, and, for the purposes of this Amended Partnership Agreement, such substituted Partner shall be deemed to have made the capital contributions, to the extent actually paid in, of the Partner which such substituted Partner succeeds. The capital account of each Partner shall be (i) credited with the amount of money and the fair market value (net of liabilities) of the property contributed to the Partnership by such Partner pursuant to Paragraphs A through D and any subsequent capital contributions by such Partner, to the extent actually paid in, and with the profits allocated to such Partner pursuant to the terms of this Amended Partnership Agreement, and (ii) charged with the amount of money and the fair market value (net of liabilities) of any property distributed to such Partner and with the losses allocated to such Partner pursuant to the terms of this Amended Partnership Agreement. The Partners intend that their capital accounts shall be maintained in accordance with the principles set forth in Section 1.704-1(b)(2)(iv) of the Treasury Regulations (the “Regulations”). The term “substituted Partner” shall mean a person who shall become entitled to receive a share of the profits, losses and distributions of the Partnership by reason of such person’s succeeding to the interest in the Partnership of a Partner by assignment of all or any part of a Partner’s interest in the Partnership, in accordance with this Amended Partnership Agreement. To the extent a substituted Partner receives less than 100% of the interest in the Partnership of a Partner which the substituted Partner succeeds, the original capital account of such substituted Partner and its capital contributions shall be in proportion to the interest it receives and the capital account of the Partner who retains a partial interest in the Partnership and its capital contribution shall continue, and not be replaced, in proportion to the interest it retains. Any special basis adjustments resulting from an election by the Partnership pursuant to Section 754 of the Code shall be taken into account in establishing and maintaining capital accounts for the Partners only to the extent required by Section l.704-l(b)(2)(iv)(m) of the Regulations.

G. Except as to those liabilities described in paragraph H below (which shall be paid in accordance with the terms of that paragraph), the Management Committee shall be authorized to call upon the Partners for additional contributions to capital when required from time to time to meet the needs of the Partnership, in excess of funds available to the Partnership from operations and from third party loans to the Partnership on terms acceptable to the Management Committee. Except as provided in the foregoing sentence, no other capital contributions, in the form of cash or otherwise, shall be required of the Partners.

(i) Any such call shall be made by written notice to each Partner specifying the total amount to be contributed by both, the share to be contributed by each, the purpose for which the contributions are required and the date by which the contributions shall be made, which shall be not less than 30 days nor more than 60 days after such notice is given. Each Partner shall contribute cash in an amount determined by multiplying the total amount required by any call by such Partner’s Sharing Ratio, as hereinafter defined.

(ii) The failure of both Partners to contribute as required by a call shall terminate the Partnership in accordance with Section 15 hereof. If one Partner contributes its share pursuant to a call and the other falls to do so, the contributing Partner may, but shall not be obligated to, pay such share in behalf of the noncontributing Partner, and the amount so paid shall constitute a loan to the noncontributing Partner by the paying Partner. Any such loan shall bear interest on the unpaid principal balance at a rate two percent in excess of the prime rate publicly announced by United Virginia Bank, Richmond, Virginia, on the date the loan is made, principal and interest to be paid not later than one year after the date the loan is made. Either failure to so pay any such loan, if made, or if such loan is not made, failure of the non-contributing Partner to contribute as required by a call within six months after the written notice thereof specified in paragraph (i), shall, at the election of the contributing Partner, terminate the Partnership in accordance with Section 15 hereof.

H. The Partners agree as follows:

(i) Massey Liability. SP Coal in accordance with Section 1.1 of the Agreement hereby expressly agrees to be responsible for and contribute to capital. The funds to pay 100% of the Massey Liability as defined in the Agreement. VAICO is hereby relieved of the VAICO Contribution Obligation with respect to the Massey Liability.

(ii) Closing Date Other Liabilities. SP Coal in accordance with Section 1.1(b) of the Agreement hereby expressly agrees to be responsible for and contribute to capital the funds to pay 100% of the Closing Date Other Liabilities as defined in the Agreement, in each case only to the extent such liabilities are due to events occurring prior to the date of this Amended Partnership Agreement, and SP Coal agrees to indemnify and hold harmless SP Mining with respect thereto.

(iii) MPPAA.

(a) To the extent practicable, the Partners intend that the transactions contemplated by the Agreement shall not trigger withdrawal liability under the Multiemployer Pension Plan Amendments Act of 1980 (“MPPAA”) with respect to the United Mine Workers of America 1950 and 1974 Pension Plans (collectively, the “UMWA Plans” or sometimes referred to individually as the “applicable UMWA Plan”). Nonetheless, if withdrawal liability is triggered due to such transactions or for any other reason, SP Coal and VAICO agree that any SP Mining Withdrawal Liability (as hereinafter defined) shall be borne by either or both in the following manner:

(1) SP Coal will be responsible for and contribute to capital the funds to pay 100% of (i) any Closing Date MPPAA Liability (as hereinafter defined) and (ii) any Indemnity Amounts with respect thereto.

(2) SP Coal will be responsible for and contribute to capital the funds to pay 80% and VAICO will be responsible for and contribute to capital the funds to pay 20% of (i) any Post-Closing Date MPPAA Liability (as hereinafter defined) and (ii) any Indemnity Amounts with respect thereto.

(3) If (i) either SP Coal or VAICO, pursuant to Section 13(C) of this Amended Partnership Agreement, exercises its rights of first refusal and purchases the partnership interest of the other in SP Mining, the purchasing partner, or (ii) either Voest or Royalty exercises its right of first refusal and purchases the Restricted Shares pursuant to Section 3.2 of the Amended and Restated Operating Sales and Stock Transfer Agreement, SP Coal, if the purchaser is Royalty, or VAICO, if the purchaser is Voest, shall be responsible for and contribute to capital the funds to pay 100% of (x) any Change of Interest MPPAA Liability (as hereinafter defined) and (y) any Indemnity Amounts with respect thereto.

(b) Either SP Coal, VAICO, or both, to the extent of the percentage or percentages for which they are responsible, if any, will indemnify and hold harmless the other (and any member of the applicable group of entities under common control of which the other is a member) for any Closing Date MPPAA Liability, Post-Closing Date MPPAA Liability and Change of Interest MPPAA Liability, and for all Indemnity Amounts with respect thereto, except as otherwise specifically provided in paragraphs e, g, and h below.

(c) The parties agree that, after the Closing, each will consult with the others, and the other members of the SP Control Group (as hereinafter defined) and the VAICO Control Group (as hereinafter defined), before responding to any inquiries or requests from the UMWA Plans or the United Mine Workers of America that may relate to SP Mining Withdrawal Liability.

(d) As used in this Amended Partnership Agreement, the following terms shall be defined as specified:

(1) “Change of Interest MPPAA Liability” means Withdrawal Liability attributable to certain operations of SP Mining computed as follows:

SP Mining Contributions After Partner Purchase Date SP Mining Contributions	x	SP Mining Withdrawal Liability	=	Change of Interest MPPAA Liability

(2) “Closing Date MPPAA Liability” means Withdrawal Liability attributable to certain operations of SP Mining computed as follows:

SP Mining Contributions Prior to Closing Date SP Mining Contributions	x	SP Mining Withdrawal Liability	=	Closing Date MPPAA Liability

(3) “Employer Contributions” means contributions required to be made to the applicable UMWA Plan that are included in the numerator of the MPPAA Fraction.

(4) “Indemnity Amounts” means all costs, expenses (including reasonable attorneys’ fees) liabilities, damages, penalties, losses and claims incurred in connection with the applicable SP Mining Withdrawal Liability that are not excluded under paragraphs e, g, and h below, and that relate to an employer’s total indemnity amounts due to its Withdrawal Liability in the same ratio that the SP Mining Contributions in the numerator of the MPPAA Fraction bears to the total employer’s contributions in the numerator of the MPPAA Fraction. For purposes of the preceding sentence, the employer’s total indemnity amounts due to its Withdrawal Liability shall be deemed to have been incurred with respect to each UMWA Plan in the same proportion as the Withdrawal Liability with respect to the applicable UMWA Plan relates to the entire Withdrawal Liability of both UMWA Plans.

(5) “MPPAA Fraction” means the fraction used by the applicable UMWA Plan in computing an employer’s portion of the applicable Plan’s unfunded vested benefits under MPPAA § 4211 in determining the amount of Withdrawal Liability.

(6) “Partner Purchase Date” means the date on which either SP Coal or VAICO exercises its right of first refusal and purchases the other Partner’s interest in SP Mining, pursuant to Section 13(C) of this Amended Partnership Agreement or either Voest or Royalty exercises its right of first refusal and purchases the Restricted Shares pursuant to Section 3.2 of the Amended and Restated Operating, Sales and Stock Purchase Agreement.

(7) “Post-Closing Date MPPAA Liability” means Withdrawal Liability attributable to certain operations of SP Mining computed as follows:

SP Mining Contributions On or After the Closing Date but Prior to the Partner Purchase Date SP Mining Contributions	x	SP Mining Withdrawal Liability	=	Post-Closing Date MPPAA Liability

(8) “SP Control Group” means the group of entities under common control within the meaning of ERISA § 4001(b) (1) of the Employee Retirement Income Security Act of 1974 (ERISA) which includes SP Coal, and each member of such group.

(9) “SP Mining Contributions” means the total contributions required to be made by SP Mining to the applicable UMWA Plan with respect to the Subject Tracts that are included in the numerator of the MPPAA Fraction.

(10) “SP Mining Withdrawal Liability” means Withdrawal Liability attributable to operations of SP Mining computed as follows:

SP Mining Contributions Employer Contributions	x	Withdrawal Liability to the Applicable UMWA Plan	=	SP Mining Withdrawal Liability

(11) “VAICO Control Group” means the group of entities under common control within the meaning of ERISA § 4001(b)(l) which includes VAICO, and each member of such group.

(12) “Withdrawal Liability” means any withdrawal liability under MPPAA with respect to either or both of the UMWA Plans which is assessed against the VAICO Control Group (or any of its members) or the SP Control Group (or any of its members). For purposes of this Section 4(H), a Withdrawal Liability will be deemed to be assessed on the date of mailing of the notice of withdrawal and demand for payment (the “Notice”) by the applicable UMWA Plan. However, except as provided in paragraph e below, no withdrawal will be deemed assessed for such purposes if the applicable UMWA Plan subsequently withdraws the Notice.

(e) The parties agree that if a Withdrawal Liability is assessed but is subsequently determined not to be owed, any Indemnity Amounts will be borne by SP Coal and VAICO, and each will indemnify and hold harmless the other with respect thereto, in the same manner and percentage as if such assessed Withdrawal Liability had in fact been owed.

(f) If any party receives any Notice, or otherwise learns of the commencement of any action, suit or proceeding against any of them, or against any member of the group of entities under common control of which they, or any of them, are a part, with respect to any Withdrawal Liability that would or might result in an SP Mining Withdrawal Liability (herein a “Withdrawal Claim”), such person promptly, and in any event not later than

15 days after such person receives any such Notice or otherwise learns of such commencement, will notify VAICO or SP Coal, as appropriate, in writing of the Withdrawal Claim at the address for notices provided for in Section 19. Such notification shall set forth in reasonable detail all information known to such person as to the Withdrawal Claim.

(g) If the Withdrawal Claim is made against any member of the SP Control Group, SP Coal shall have the exclusive right, in its discretion exercised in good faith and upon the advice of counsel, to settle the Withdrawal Claim, either before or after the initiation of litigation, at such time and upon such terms as SP Coal deems fair and reasonable, provided that, except with the approval of VAICO, SP Coal shall not consent to entry of judgment or enter into any settlement which does not include as an unconditional term thereof the release of each member of the VAICO Control Group from all liability in respect of the Withdrawal Claim. VAICO (or any member of the VAICO Control Group) shall have the right to be represented by counsel at its expense in any such contest, defense, litigation or settlement, and, notwithstanding any other provision of this Amended Partnership Agreement, neither SP Coal nor any member of the SP Control Group shall be liable for any expense or legal fees incurred by VAICO (or any member of the VAICO Control Group) in any such participation.

(h) If the Withdrawal Claim is made against any member of the VAICO Control Group, both SP Coal and VAICO (and the other members of the groups of entities under common control of which they, respectively, are parts) may participate in contesting, defending, litigating or settling any matter regarding the Withdrawal Claim, at their own expense, respectively. Notwithstanding any other provision of this Amended Partnership Agreement, no party shall be liable for any expense or legal fees incurred by the other party (or the other members of the group of entities under common control of which it is a part) in exercising rights described by this paragraph.

(i) If the provisions of MPPAA or the regulations issued pursuant thereto are amended or otherwise modified after the date hereof in a manner which affects the intended determination and allocation of SP Mining Withdrawal Liability and other matters as set forth in this Section 4(H), or if the provisions relating to the computation of a Withdrawal Liability (or the portion thereof to be assumed by SP Coal or VAICO, or both) under this Section 4(H) are determined to be subject to more than one interpretation, the parties agree to negotiate with each other in good faith to make such modifications to the provisions of this Amended Partnership Agreement which may be necessary to carry out the original intent and purposes of this Section 4(H), which is to provide an equitable division of placement of such liability.

(iv) Other Assets Liabilities. SP Coal in accordance with Section 1.1 of the Agreement hereby expressly agrees to be responsible for and contribute to capital the funds necessary to pay 100% of any Other Assets Liabilities as defined in the Agreement.

I. No Partner shall be entitled to demand a return of its capital contributions to the Partnership, except as otherwise expressly provided herein.

J. The foregoing provisions of this Section 4 are not intended to be for the benefit of any creditor or other person (other than a Partner in its capacity as a Partner) to whom any debts, liabilities or obligations are owned by (or who otherwise has any claim against) the Partnership or any of the Partners; and no such creditor or other person shall obtain any right under any such foregoing provision or shall by reason of any such foregoing provision make any claim in respect of any debt, liability or obligation (or otherwise) against the Partnership or any of the Partners.

5. INTERESTS OF THE PARTNERS.

A. Except as provided in Sections 5(B), 5(C), 5(D) and 15(C), the Partners agree that they have the following interests in the Partnership (hereinafter referred to as the “Sharing Ratios”) and shall share in the following proportions in the profits or losses of the Partnership (except as provided in Section 4(E)), in all distributions of assets of the Partnership, whether distributions of Net Cash Flow (as hereinafter defined) or capital or otherwise, in all holding costs associated with the Current Tracts, including all property taxes, assessments, levies or royalties and any other directly related costs associated therewith:

SP Coal . . . . . . . . 80%, and

VAICO . . . . . . . . 20%.

If, during any accounting period of the Partnership, there shall be a change in the Sharing Ratios of the Partners as permitted hereby, pursuant to Section 13 or otherwise, each Partner’s share of profits or losses and distributions for such accounting period shall be prorated, based on the ratio the number of days before and after such change and the number of days in such accounting period, and Net Cash Flow for such period shall be distributed to the maximum extent deemed feasible by the Management Committee (as such Management Committee is constituted prior to the date of the change in Sharing Ratios) so as to avoid unfairly allocating Net Cash Flow in subsequent periods to the Partner whose Sharing Ratio increases.

B. The Partners agree that SP Coal shall be allocated 100% of any interest expense accruing after the Closing Date (as defined in the Agreement) with respect to the Massey Liability.

C. The Partners agree that, after the Closing Date, SP Coal shall be allocated 100% of any items of income, gain, loss, deduction, and credit and shall receive any distributions of any Other Assets and of Net Cash Flow (as hereinafter defined) attributable to the Other Assets. Upon any resumption of the Partnership’s coal mining operations, SP Coal shall be entitled to a quarterly guaranteed payment in an amount equal to the quarterly fair rental value of any Other Assets employed in the resumed coal mining operations. That guaranteed payment shall be made within 30 days after the close of any calendar quarter in which resumed coal mining operations occur.

D. The Partners agree that SP Coal shall be allocated 100% of any deduction resulting from an Other Assets Liability, a Closing Date MPPAA Liability or a Closing Date Other Liability.

6. DISTRIBUTIONS TO THE PARTNERS. Within 30 days after the close of each calendar quarter (on March 31, June 30, September 30 and December 31) during the term of this Agreement, the “Net Cash Flow”, if any, of the Partnership for such quarter shall be distributed to the Partners in their respective Sharing Ratios, except as provided in Section 5(c) or unless otherwise approved by both Partners.

For all purposes of this Agreement, the term “Net Cash Flow” shall mean the cash generated from the business of the Partnership as defined by generally accepted accounting principles on a cash basis source of funds statement, but subject to the condition that the Partnership shall maintain cash in amounts determined by the Management Committee to be adequate to maintain continuity of operations and to meet the proposed capital expenditures of the Partnership.

Net Cash Flow shall be determined separately for each quarter and calendar year or portion thereof, and shall not be cumulative. Operator will cause to be prepared and delivered to the Partners within 30 days after the end of each quarter a statement in reasonable detail showing the Partnership’s Net Cash Flow, if any, or showing why there was no Net cash Flow, if that be the case. When the financial statements for each fiscal year are prepared and delivered to the Partners pursuant to Section 12(A), the Net Cash Flow for such fiscal year will be determined in a statement prepared and delivered to the Partners pursuant to Section 12(A). Within 30 days after such statement is so delivered, any excess of the Net Cash Flow that should have been distributed for the fiscal year over the amounts theretofore distributed shall be distributed to the Partners, and any excess of such amounts theretofore distributed over the amounts that should have been distributed will be repaid to the Partnership by the Partners.

Upon liquidation of the Partnership, the Partnership’s cash and other assets shall be distributed to the Partners in accordance with their capital account balances pursuant to Section

15(C).

7. OTHER DISTRIBUTIONS. The Partners shall not be entitled to receive any compensation, or any reimbursement of expenses, except for the guaranteed payment pursuant to Section 5(C) and for distributions of Net Cash Flow pursuant to Section 6 or as otherwise expressly provided herein, or in the Agreement or the documents and instruments delivered pursuant thereto, or approved unanimously by the Management Committee.

8. MANAGEMENT.

A. The business and affairs of the Partnership shall be managed by the Operator, subject to the direction and control of a Management Committee. Subject to such direction and control, the Operator shall have power and authority to do all acts and perform all services in behalf of the Partnership, as set forth in the Amended and Restated Operating Agreement.

B. No Partner shall, without the consent of the other Partner, perform any act as to which unanimous approval of the Management Committee is expressly required herein. In addition to other actions as to which unanimous approval of the Management Committee is expressly required herein, the following shall require such approval:

(i) amending or terminating the Amended and Restated Operating Agreement;

(ii) pledging or hypothecating or in any manner transferring all or any portion of a Partner’s interest in the Partnership, except to the other Partner or as permitted by Sections 13 and 19(B);

(iii) engaging in any transaction with an Affiliate of a Partner, except as expressly permitted herein or on terms and conditions at least as favorable to the Partnership as available from a person or entity not an Affiliate of a Partner;

(iv) in behalf of the Partnership, becoming a surety, guarantor or accommodation party to any obligation, except with respect to environmental permits and other transactions in the ordinary course of business;

(v) assigning, transferring, pledging, compromising or releasing any of the claims of or debts due the Partnership without receiving the full amount thereof, except in settlement of disputed claims, with advice of counsel;

(vi) making, executing, or delivering any assignment for the benefit of creditors, or any bond, confession of judgment, guarantee, indemnity bond, surety bond; and

(vii) except in the ordinary course of business and as provided in Section 13(E) hereof, leasing or mortgaging any Partnership real estate or any interest therein or entering into any contract for any such purpose.

C. No Partner alone shall perform any act as to which approval of the Management Committee is expressly required herein. In addition to other actions as to which such approval is expressly required herein, borrowing money in the Partnership name for Partnership purposes or utilizing collateral owned by the Partnership as security for such loan shall require such approval, in the manner prescribed by the last sentence of Section 9 hereof.

D. In this Agreement “Affiliate” shall mean, when used in relation to either Partner, any Company which shall for the time being be directly or indirectly controlled by such Partner.

For purposes of this definition “Company” shall mean a corporation, partnership or other business entity, and

(i) a particular Company shall be directly controlled by another Company or Companies which shall beneficially own, in the case of a corporation, shares carrying in the aggregate the majority of votes exercisable at general meetings of shareholders of the particular company or, in the case of other Companies, a majority of the ownership interests; and

(ii) a particular Company shall be indirectly controlled by a Company or Companies (hereinafter in this definition called “the parent Company or

Companies”) if a series of Companies can be specified beginning with the parent Company or Companies and ending with the particular Company which shall be so related that each Company of the series except the parent Company or Companies shall be directly controlled by one or more of the Companies earlier in the series.

E. No act by a Partner contrary to the provisions of this Section 8 shall be binding upon the Partnership or the other Partner.

9. MANAGEMENT COMMITTEE. There shall be three members of the Management Committee. SP Coal shall designate two persons to be members of a Management Committee and VAICO shall designate one member. Each Partner may remove any member of the Management Committee designated by such Partner, may designate the successor of any such member who is removed or otherwise ceases to serve, and may designate one or more alternate members, to serve in the place of any member of the Management Committee designated by each Partner who is temporarily unavailable or unable to serve. The members of the Management Committee designated by each Partner shall have authority to give consents in behalf of that Partner hereunder from time to time. The Management Committee shall meet as often as necessary at such time and place as shall be agreed upon from time to time by the members. Except as otherwise expressly provided herein, or in the Amended and Restated Operating Agreement, the affirmative approval at a meeting, or in a written consent, of not less than a majority of the members of the Management Committee shall be required with respect to any and all actions by or on behalf of the Partnership, and the Management Committee shall have full power and authority to conduct all business of the Partnership and take all action necessary or desirable with respect thereto.

10. INDEMNIFICATION. Each Partner shall indemnify and save harmless the Partnership and the other Partner from all liabilities, claims, damages and expenses (including attorneys’ fees) resulting from a breach by the indemnifying Partner of the provisions of this Agreement (including without limitation Section 8) and from the negligence or willful misconduct of the indemnifying Partner in connection with the transactions contemplated hereby.

11. FISCAL YEAR. The fiscal and taxable year of the partnership shall be the calendar year.

12. BOOKS, RECORDS, REPORTS AND BANK ACCOUNTS.

A. At all times during the continuance of the Partnership, the Management Committee shall keep or cause to be kept true and complete books of account, in which shall be entered fully and accurately the transactions of the Partnership. Such books shall be kept on an accrual basis, in accordance with generally accepted accounting principles. The Management Committee shall cause to be prepared and delivered to each Partner, within 120 days after the expiration of each fiscal year of the Partnership, a balance sheet, statement of income or loss, and a statement of profit or loss of the Partnership for federal income tax purposes and distributions thereof to each Partner, as well as quarterly and annual statements of Net Cash Flow pursuant to Section 6. If either Partner so requires, such balance sheet and statements shall be certified after audit by an independent certified public accountant selected by the Management Committee, the fees of such accountant to be paid by the Partnership.

B. In the event of a transfer of all or any part of the interest of either Partner, the Partnership shall elect, pursuant to Section 754 of the Code, to adjust the basis of the Partnership property. Notwithstanding anything contained elsewhere in this Agreement, any adjustments made pursuant to Section 754 shall affect only the successor in interest to the transferring Partner. Each Partner shall furnish the Partnership with all information necessary to give effect to such election.

C. All funds of the Partnership shall be deposited in such bank account or accounts in the Partnership’s name, maintained in banks in West Virginia or Virginia selected by the Management Committee. Withdrawals therefrom for Partnership purposes may be made by any person or persons designated by the Management Committee from time to time to execute checks on behalf of the Partnership.

D. All books of account and all records of the Partnership shall be open at all reasonable times to either Partner.

13. ASSIGNMENTS; RIGHTS OF FIRST REFUSAL; OPTION.

A. Each Partner represents and warrants to the other that it has acquired its interest in the Partnership for investment only and not with a view toward distribution or resale thereof.

B. Each Partner agrees not to sell, transfer, pledge, hypothecate, encumber, subject to a security interest, or otherwise dispose of, by operation of law or otherwise, all or any portion of its interest in the Partnership. Notwithstanding the foregoing, such Partnership interest may be assigned by VAICO pursuant to the Assignment of Partnership Interest, as defined in Section 3.5(e) of the Purchase Agreement dated as of August 1, 1981, between Massey, SP Coal, Operator, Royalty and Voest (the “Purchase Agreement”) and such Partnership interest may be transferred by either party to the other Partner, or to a party to whom assignment is permitted by Section 19(B) and such party shall be bound by the provisions of this Section 13 and Section 19(B).

C. (i) Notwithstanding the provisions of Paragraph B, either Partner, provided that it is not in default as defined in Section 14 hereof, may elect to give to the other Partner written notice that it (the “Offering Party”) will sell all of the Partnership interest of the Offering Party to the other Partner (the “Offeree Party”) at a price (the “Offering Price”) specified in such notice. The Offeree Party then may elect to purchase such Partnership interest at the Offering Price, by delivering to the Offering Party written notice thereof not later than 120 days after the date on which the Offeree Party receives the notice from the Offering Party, in which case the Offering Party will be bound to so sell, and the Offeree Party to so purchase, the Partnership interest. If at the time of such notice or during such 120 day period the Offering Party has received or receives from a third party a bona fide offer to purchase the Partnership interest of the Offering Party at a price equal to or greater than the Offering Price, the Offering Party will disclose in writing to the Offeree Party the name of such third party. If the Offeree Party does not so elect to purchase such Partnership interest, the Offering Party then may elect to sell the entire Partnership interest owned by the Offering Party to a third party at the Offering Price or a higher price, provided that the third party is, in the reasonable opinion of the Offeree Party, financially sound and of good reputation and provided further that the closing is held within 240 days after the date on which the Offeree Party receives the notice from the Offering Party. It shall be an additional condition to any such sale to a third party that if VAICO is the Offering Party, the third party shall execute and deliver to the other parties to the Amended and Restated Operating Agreement a written agreement executed on behalf of such third party whereby it assumes all obligations of VAICO under the Amended and Restated Operating Agreement and that, if SP Coal is the Offering Party, the third party shall execute and deliver to the other parties to the Amended and Restated Operating Agreement a written agreement executed on behalf of such third party (and, if it so elects, one or more of its wholly owned subsidiaries) whereby it (and, if it so elects, one or more of such subsidiaries) assumes the obligations of the Massey Companies under the Amended and Restated Operating Agreement. Such third party (and any of its subsidiaries) shall execute and deliver to the Offeree Party (and other parties under the Amended and Restated Operating Agreement, if appropriate) all such financial statements and opinions of counsel as to execution and delivery of the documents required hereby and the authorization and good standing of the third party (and any of its subsidiaries), as the Offeree Party may reasonably require. Regardless of whether any such third party sale is made, the provisions of this Section 13 shall continue to bind the Partners. Neither Partner may sell less than all of the Partnership interest owned by it pursuant to this Section 13(C).

(ii) The closing for any such purchase by the Offeree Party will be held at the principal office of the Partnership, or such other place as the Partners may agree, within 150 days after the day on which the Offering Party delivers its notice to the Offeree Party. At the closing, the Offering Party will deliver to the Offeree Party a duly executed assignment of the Partnership interest to be transferred, together with all such other documents or instruments as may be required in connection therewith, all in form and substance reasonably satisfactory to the Offeree Party and its counsel, thereby transferring to the Offeree Party good and marketable title to the transferred Partnership interest, free and clear of all liens, encumbrances and rights of others. At the closing, the Offeree Party may elect to pay the purchase price for the Partnership interest to be purchased either in full or by paying to the Offering Party twenty-five percent of the purchase price and delivering to the Offering Party the Offeree Party’s negotiable promissory note in the principal amount of the balance of the purchase price. In any event, the purchase price and all payments under the note will be paid in United States funds, by the Offeree Party’s delivery to the Offering Party of a cashier’s or certified check in Richmond funds for the full amount thereof. If the Offeree Party elects to pay only a portion of the purchase price as specified above, the note will bear interest on the unpaid principal balance at a rate of one percent in excess of the prime rate publicly announced by United Virginia Bank, Richmond, Virginia on the closing date, principal and interest to be paid in three equal annual installments, beginning one year after the closing date. Such note will be secured by a purchase money security interest in the transferred Partnership interest (and all distributions with respect thereto) and the Offeree Party will deliver to the Offering Party a duly executed security agreement, granting to the Offering Party all of the rights in the transferred Partnership interest (and all distributions with respect thereto) of a secured party under the West Virginia Uniform Commercial Code.

D. If VAICO sells its Partnership interest to SP Coal or a third party pursuant to Section 13(C), the entire principal balance, if any, of the $4 Million Note, as defined in the Purchase Agreement and all accrued interest thereon, shall become immediately due and payable, without regard to conditions of payment set forth herein.

E. Should the Partnership receive from a third party (the “Third Party Purchaser”) a bona fide offer to purchase, sublease or otherwise acquire all or part of the Subject Tracts then owned, leased or subleased by the Partnership, VAICO shall be given by the Partnership a written notice of such offer and the terms and conditions contained therein (the “Third Party Offer”). VAICO shall then have 30 days in which to elect, by written notice to SP Coal, to purchase, sublease or otherwise acquire such Subject Tracts as are included in the Third Party Offer at a price equal to the price offered by the Third Party Purchaser and under terms and conditions identical to those contained in the Third Party Offer. Should VAICO fail to exercise the right of first refusal provided in this Paragraph E by providing written notice to the Partnership within the 30 day period specified above, the Partnership may then, in its sole discretion, sell, sublease or otherwise transfer such Subject Tracts to the Third Party Purchaser under the terms and conditions contained therein. Notwithstanding any other provision hereof, other than as provided in this Paragraph E, VAICO alone shall have no right or power to prevent a sale, sublease, trade, exchange or other disposition of the Subject Tracts and a majority of the Management Committee shall have sole authority in behalf of the Partnership to make such sale, sublease, trade, exchange or other disposition.

14. DEFAULT.

A. The happening of any one of the following events shall be deemed an event of default as to either Partner:

(i) The sale, assignment, mortgage, pledge, transfer, hypothecation or disposition of any kind by such Partner, by operation of law or otherwise, without the prior written consent of the other, of all or any part of its interest in the Partnership, except as expressly permitted by this Agreement;

(ii) The entry of a decree or order for relief by a court having jurisdiction in respect of such Partner in an involuntary case involving such Partner as debtor under the federal bankruptcy laws, as now or hereinafter constituted, or any other applicable federal or state bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of such Partner or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days.

(iii) The commencement by such Partner of a voluntary case involving such Partner as debtor under the federal bankruptcy laws, as now or hereinafter constituted, or any other applicable federal or state bankruptcy, insolvency or other similar law, or the consent by it to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of such Partner or of any substantial part of its property, or the making by it of any assignment for the benefit of creditors or the failure of such Partner generally to pay its debts as such debts become due or the taking of corporate action by such Partner in furtherance of any of the foregoing.

(iv) The causing by any creditor of such Partner of any form of lien, levy, attachment or execution to issue against such Partner or a substantial part of its assets based upon the separate debts of such Partner unrelated to the Partnership, unless such lien, levy, attachment or execution is being contested in good faith by such Partner and it has established adequate reserves therefor, or is finally set aside within 60 days;

(v) The failure by such Partner to perform any of its obligations under this Agreement and to remedy such failure within 30 days after written notice of such failure from the other Partner;

(vi) The dissolution of such Partner; or

(vii) In the case of VAICO, its default under the $4 million note.

B. Upon the occurrence of any event of default, the nondefaulting Partner may elect, by giving written notice to the defaulting Partner, either to dissolve and terminate the Partnership pursuant to Section 15 or to purchase the entire interest in the

Partnership of the defaulting Partner. The value of the interest of the defaulting Partner for purposes of this Section 14 shall be 80% of its Partnership capital account, determined as of the date of such notice, excluding the unpaid principal balance, if any, of the $4 million note, and any other note delivered by the defaulting Partner as a contribution to capital of the Partnership, as well as any other unpaid capital contributions by the defaulting Partner. Settlement shall be held within 90 days after such notice by the nondefaulting Partner, at the same place and in the same manner as provided in Section 13(C).

15. DISSOLUTION AND TERMINATION.

A. The Partnership shall be dissolved and terminated at the earlier of

(i) December 31, 2032;

(ii) When one Partner acquires a 100% interest in all the assets and property of the Partnership;

(iii) in accordance with the first and last sentences of Section 4(G)(ii) or with Sections 14 and 17 hereof;

(iv) Upon the sale of all, or substantially all, of the Assets of the Partnership (not including the Other Assets);

(v) Upon taking under exercise of the power of eminent domain by any competent authority, governmental or otherwise, of all of the properties covered by the leases assigned to the Partnership pursuant to Sections 4(B), 4(C) and 4(D) hereof, or a portion thereof sufficient to cause material interference with the Partnership’s operations, or of all or a portion of the other assets of the Partnership if such taking would cause material interference with the Partnership’s accomplishment of the purposes set forth in Section 3 hereof; or

(vi) The mutual agreement in writing of the Partners.

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B. Upon dissolution and termination, pursuant to clauses (i), (iii) or (v) of Paragraph A of this Section 15, SP Coal (if it is not the defaulting Partner) shall have the first right and option, but not the obligation, to purchase all or any part of the assets of the Partnership at their then fair market value. If SP Coal does not exercise its option within the time specified herein, or exercises it only as to a part of such assets, then VAICO (if it is not the defaulting Partner) shall have the right and option, but not the obligation, to purchase all or any part of the assets of the Partnership not purchased by SP Coal (pursuant to the preceding sentence) at their then fair market value. Such option must be exercised by SP Coal by giving written notice to VAICO of the election by SP Coal to exercise the same within thirty days of termination of the Partnership. Such option must be exercised by VAICO by similar notice to SP Coal within sixty days of termination of the Partnership. In the event of exercise of either such option, upon payment of the fair market value of such assets, the Partnership shall transfer the assets, or portions thereof, to the Partner or Partners that exercised such option by appropriate instrument of conveyance, free and clear of all liens and encumbrances, except those existing at the time such assets were acquired by the Partnership or later created in accordance with this Agreement.

C. Thereafter, unless the Partnership is dissolved and terminated pursuant to Section 14 above and SP Coal is the defaulting Partner (in which case VAICO will perform the obligations of SP Coal pursuant to this Section 15(C)), SP Coal shall proceed (subject to the options set out in Paragraph B above) with the sale and liquidation of the Partnership’s assets and property on the best available terms and the proceeds of such liquidation shall be applied and distributed as follows:

(i) Subject to the payment of the debts and liabilities of the Partnership (excluding debts to Partners) and the expenses of liquidation; then

(ii) To the setting up of any reserves which SP Coal may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Partnership, such reserves to be paid by SP Coal to a bank as escrow agent, in an interest bearing account if possible, to be held for the purpose of disbursing such reserves in payment of any of such contingencies, and, at the expiration of such period as SP Coal shall deem advisable, to distribute the balance in the manner provided for in this Section 15, in the order named; then

(iii) To the payment of the debts of the Partnership owing to Partners; then

(iv) The balance of such proceeds, if any, shall be divided among the Partners in accordance with their respective capital account balances. However, each Partner’s share of any such proceeds, before being distributed to it, shall be applied to payment of the entire principal balance and all accrued interest on any then outstanding loan to such Partner pursuant to Section 4(G)(ii) hereof. Moreover, VAICO’s share of any such proceeds shall be applied to payment of the entire principal balance, if any, of the $4 Million Note, and all accrued interest thereon ignoring the limitations set forth in Section 2 therein if the Partnership is dissolved and terminated as a result of an event of default as to VAICO. If the Partnership is dissolved and terminated for any other reason, VAICO’s share of any such proceeds shall be applied to payment of the $4 Million Note subject to the limitations set forth in Section 2 of such Note, provided however, that any amount received by VAICO in excess of its basis in its Partnership interest as a result of the liquidation and dissolution of the Partnership pursuant to this Section 15 shall be added to VAICO’s share of profits before taxes from the Partnership, for purposes of the limitations set forth in Section 2 of the $4 Million Note. In computing such excess, taxes, if any, thereon shall be disregarded and there shall be deducted from the basis of VAICO for its Partnership interest (if otherwise included) the unpaid principal balance of the $4 Million Note as of the date preceding the date of any payment of the $4 Million Note prescribed by this paragraph (iv).

D. A reasonable time shall be allowed for the orderly liquidation of the assets of the Partnership and the discharge of liabilities to its creditors so as to enable SP Coal to minimize the normal losses attendant upon liquidation.

E. Each of the Partners shall be furnished with a statement certified by the Partnership’s then certified public accountant, setting forth the assets and liabilities of the Partnership as of the date of complete liquidation and the manner in which the assets of the Partnership are to be distributed. Upon compliance with the foregoing distribution plan (including payments over to the escrow agent if there are sufficient funds therefor), the Partnership shall be terminated, dissolved and cease to exist.

F. Except as provided in Section 4(H) of this Agreement and anything else in this Agreement to the contrary notwithstanding, neither Partner shall be individually liable for the return of the capital contribution of the other, or any portion thereof, it being expressly understood that any such return shall be made solely from the assets of the Partnership to the extent available; nor shall any Partner be required to pay to the Partnership or to the other Partner any deficit reflected in the former Partner’s capital account upon dissolution or otherwise.

16. RELATIONS BETWEEN PARTIES. Nothing in this Agreement shall be deemed to restrict in any way the freedom of any Partner to conduct any other business or activity whatsoever, including without limitation the acquisition, development, leasing, sale, operation and management of coal properties, and the mining, preparation, storage, transportation, delivery and sale of coal, without any accountability to the Partnership or to any other Partner, even if such business or activity competes with the business of the Partnership. Except as otherwise expressly and specifically provided in this Agreement, no Partner shall have any authority to act for, or to assume any obligation or responsibility on behalf of, the other Partner. The creation of the Partnership shall not convey to either Partner, by operation of law or otherwise, any interest in, right to, or ownership of any asset or property of the other. Neither Partner shall be or became responsible for any of the debts, obligations or liabilities of the other, and neither Partner shall be constituted the agent or attorney-in-fact of the other. Any transaction unrelated to the purposes of the Partnership engaged in by either Partner shall be solely the liability and the responsibility of such Partner, which shall not be authorized to bind the other Partner as agent or otherwise with respect to such transaction.

17. RESUMPTION OF OPERATIONS.

As of the date of this Amended Partnership Agreement, mining operations with respect to the Current Tracts have been temporarily suspended. Should SP Coal determine that the Partnership should resume mining operations anywhere on the Current Tracts (the “Proposed Resumption”), it will provide written notice to VAICO, including the tentative plans concerning the Proposed Resumption, not less than 120 days prior to the date on which the Proposed Resumption of operations would occur. Should VAICO elect to participate in the Proposed Resumption, it shall provide to SP Coal written confirmation of its intention to do so prior to the end of the 120 day period provided above, in which case all provisions of the Amended and Restated Operating Agreement and this Amended Partnership Agreement shall apply. Should VAICO decline to participate in the Proposed Resumption, SP Coal shall, in its sole discretion, have the right to either terminate the Partnership in accordance with the termination procedures provided herein or continue to temporarily suspend mining operations with respect to the Current Tracts; but in no event shall the Partnership implement a Proposed Resumption without the unanimous consent of the Partners.

18. CONFIDENTIALITY. Each Partner shall retain all information obtained hereunder in strict confidence and not use it, or disclose it to any third parties, except for any information which (a) is at the time of disclosure to such Partner known to the public or thereafter becomes so known, through no violation by such Partner of this Agreement; (b) such Partner can demonstrate was in its possession prior to disclosure hereunder, or under any prior agreements or negotiations between the parties hereto; or (c) is required by law to be so disclosed. Notwithstanding the foregoing, either Partner may communicate information to its officers, employees, affiliates, bona fide prospective purchasers of its Partnership interest permitted hereby, attorneys, consultants and other representatives to the extent necessary to evaluate the information received, provided each of them agrees to be bound with respect thereto in the same manner as such Partner.

19. MISCELLANEOUS.

A. Any notice expressly provided for under this Agreement shall be in writing, shall be given either manually or by mail, telegram, radiogram or cable, and shall be deemed sufficiently given if and when received by the party to be notified at its address set forth below, or if and when mailed by registered or certified mail, postage prepaid, addressed to such party at such address. Any party and any representative designated below may, by notice to the other party in the manner provided for herein, change its address for receiving such notices. All notices on behalf of any party hereto shall be signed by a corporate officer of such party.

Address for notices to SP Coal:

Shannon-Pocahontas Coal Corporation

Fourth and Main Streets

Richmond, Virginia 23219

Attention:         Mr. E. Morgan Massey;

Address for notices to VAICO:

VAICO, INC.

60 East 42nd Street

New York, New York 10017

Attention:         Mr. Hans H. Schumacher;

or, in the case of notices or communications to any party, to such other address as it shall have designated by written notice to the other.

B. This Amended Partnership Agreement shall be binding upon and shall inure to the benefit of the Partners and their respective successors, but may not be assigned by either of them without the written consent of the other. Notwithstanding the foregoing, either Partner may assign all or any part of its benefits hereunder without such consent to any wholly owned subsidiary of the assignor or to any corporation, partnership or limited liability company of which the assignor is a wholly owned subsidiary, or to any wholly owned subsidiary of any such subsidiary or parent corporation, partnership or limited liability company, if the assignee expressly assumes all of the obligations of the assignor hereunder with respect to the interest so assigned, in a writing delivered to the other party hereto, and if the assignor executes such writing and agrees therein to remain primarily liable to the other party hereto for the performance by the assignee of its obligations hereunder notwithstanding such assignment. Except as set forth in the preceding sentences, nothing in this Amended Partnership Agreement, express or implied, is intended to confer upon any person other than the parties hereto and such successors and assigns any rights, remedies or obligations under or by reason of this Agreement.

C. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may not be changed or modified orally but only by an instrument in writing signed by the parties, which states that it is an amendment to this Agreement. Headings shall have no effect in the interpretation of this Agreement.

D. This Agreement may be executed in one or more counterparts, all of which shall constitute one and the same instrument.

E. This Agreement shall be construed, performed and enforced in accordance with the laws of the state of West Virginia.

IN WITNESS WHEREOF, the parties have caused this Amended Partnership Agreement to be executed by their respective officers thereunto duly authorized, as of the date and year first written above.

SHANNON- POCAHONTAS COAL CORPORATION

By:	/s/ John R. Harsanyi

President
Title

VAICO, INC.

By	/s/ Hans H. Schumacher

President
Title